June 3, 2011

VIA EDGAR

Cicely LaMothe

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pennsylvania Real Estate Investment Trust

Form 10-K for the year ended December 31, 2010

Form 10-Q for the quarter ended March 31, 2011

File No. 001-06300

Dear Ms. LaMothe:

Pennsylvania Real Estate Investment Trust (the “Company”) has considered carefully each of the comments in your letter dated May 16, 2011, and on behalf of the Company, I respectfully provide the Company’s responses to your comments below. For your convenience, the text of each comment is reproduced below before the applicable response.

Form 10-K for the Year Ended December 31, 2010

Item 1. Business, page 3

Comment 1:

We note that you sold five power centers and completed development activities in 2010. In future periodic reports, to the extent you have material acquisitions or dispositions in the period, please provide capitalization rate disclosure. Please also include a clear description of how you calculate NOI and purchase price for this purpose.

Response:

In future filings, to the extent that the Company engages in a material acquisition or disposition, the Company will provide disclosure regarding the capitalization rate it determines in connection with the transaction, as well as the methodologies and management assumptions, forecasts and estimates used to project NOI, and the purchase price. The Company may elect to include this disclosure in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” rather than “Item 1. Business.” The Company respectfully notes that its acquisitions and dispositions of individual properties often are not material and, depending upon the particular facts and circumstances, this undertaking is subject to the possibility that the Company might conclude in good faith that disclosing such capitalization rate and projected NOI information might cause competitive harm to the Company.

Comment 2:

We note that some of your leases are subject to scheduled increases during the term of the lease for longer term leases. In future periodic reports, please disclose the percentage of new leases that have rent escalators, as well as a representative range of increases.

Response:

In future filings, the Company will disclose the percentage of new leases that provide for scheduled rent increases, and a representative range of such increases for such leases. The Company might elect to present this information separately for anchor and non-anchor leases.

The form of proposed disclosure incorporating this change is as follows:

In general, our leases require tenants to pay minimum rent, which is a fixed amount specified in the lease, and which might be subject to scheduled increases during the term of the lease. In 2011, ___% of the new leases that we signed contained scheduled rent increases, and these increases, which are typically scheduled to occur on one or two occasions during the term, generally ranged from ___% to ___%.

Item 2. Properties, page 30

Comment 3:

In future periodic reports, please include a discussion, where applicable, of the average tenant improvement costs, leasing commissions and tenant concessions. We note your discussion of tenant expense reimbursements on pages 3 and 42. Please also disclose the quantitative impact of such concessions or reimbursements on rents.

Response:

The negotiations of the terms by which a tenant will occupy space at a retail property include discussion of certain key economic terms, including the rental rate, expense reimbursements, and tenant allowances. The Company believes that tenants generally evaluate a space based on the total cost of occupancy, and not based on any of these key terms in isolation. The total cost of occupancy that a tenant is willing to incur depends, to a large degree, on competitive factors, including national and local economic conditions, the supply of and demand for retail space in the submarket, the property’s location, the total sales and sales per square foot of the property, the store’s location within the property, the total number of stores in the area and their geographic spread, the type and mix of other retailers at the property, and other factors. The specific rental rates might also depend on the occupancy of the property, the leverage of the parties, the number of other stores that the tenant has in the Company’s portfolio, and other factors. In the retail real estate industry, in contrast to some other real estate sectors, a part of leasing a space to a tenant is the build out and preparation of the space for the particular tenant for their particular retail store concept. In this connection, tenant allowances for such build out are a part of the negotiation of the overall lease terms, together with rental rates and expense reimbursements. Because the key items of rental rates, expense reimbursements and tenant improvement costs are often taken together, the Company is not able to quantify, in a meaningful or consistent manner, any effect that one of the key terms, such as tenant improvement costs, has on one of the other key terms, rental rates, in the negotiations for a lease for a particular space. (However, please see the Company’s response to Comment 4 with respect to the Company’s quarterly provision of information regarding rental rates and tenant improvement costs.) Leasing commissions do not have a significant bearing on the rental rate. Tenant concessions, such as in the form of “free rent” periods, have also typically not been a factor.

Comment 4:

In future periodic reports, please expand your disclosure to include a discussion of your new or renewed leases and average rents or yields, as applicable.

Response:

Consistent with widely accepted REIT industry disclosure practice, the Company provides a “supplemental disclosure” on its website each quarter containing detailed financial and operating information in order to assist shareholders and the investment community with understanding and analyzing the Company’s performance. The “supplemental” sets forth ancillary, auxiliary data beyond what is required by SEC rules to be contained in current or periodic reports. The Company’s supplemental contains a “Leasing Summary” which sets forth information regarding rents on new and renewed leases, average rents and annualized tenant improvements per square foot. The Company believes that its shareholders and the investment community are accustomed to reviewing this information in the supplemental of the Company and in the supplementals of other REITs. The Company believes that its periodic reports comply with applicable regulations under the federal securities laws, and believes that balancing the location of certain information between its periodic reports and its supplemental disclosure is important to keeping both documents accessible, readable, user-friendly and useful without being cumbersome. The Company believes the requested information is more easily found in the supplemental and accordingly, intends to maintain it only in that location. The Company respectfully notes, however, that it furnishes its supplemental to the SEC each quarter via a Current Report on Form 8-K.

Retail Lease Expiration Schedule – Non-Anchors, page 38

Retail Lease Expiration Schedule – Anchors, page 38

Comment 5:

We note you provide lease expiration disclosure on page 38. In future periodic reports, please provide this disclosure in the tabular format described in Item 15(f) of Form S-11, including a column providing the percentage of gross annual rents represented by such leases.

Response:

In future filings, the Company will provide this disclosure in the tabular format described in Item 15(f) of Form S-11, including a column providing the percentage of rent represented by such leases.

Comment 6:

We note your risk factor disclosure on page 17 regarding your lease expirations in 2011 and 2012. In future periodic reports, to the extent you have material lease expirations occurring over the next year, please include disclosure regarding the relationship of rents on expiring leases and market rents.

Response:

To the extent that the Company has material lease expirations occurring over the next year, any projection of future rental rates for the spaces where these leases are expiring is very difficult to quantify because projected rental rates change very rapidly and there are numerous unpredictable factors that affect them, and thus a projection would not be reasonably supported or meaningful. As noted in the risk factor cited in the Staff’s comment, the current conditions in the economy and the disruptions in the financial markets have reduced consumer confidence and negatively affected employment and consumer spending on retail goods. It is not possible to predict when or how the conditions in the economy will change. As such, it is not possible to predict whether tenants or the Company will seek to enter into leases with terms of five years or more, or for shorter periods, whether such leases with terms of five years or more will have higher rental rates or not, or whether such tenants will negotiate gross deals, fixed or capped common area maintenance expenses and real estate taxes, or percentage of sales deals. It is also not possible to predict with sufficient accuracy the future occupancy, sales per square foot or real estate submarket conditions at each of the Company’s properties at the time of lease expirations, all of which affect the terms of new leases, including rental rates.

Nevertheless, in order to try to provide additional information, in future filings, to the extent that the Company has material lease expirations occurring over the next year, the Company will include disclosure regarding the factors that it believes will affect rental rates in the ensuing year, the form of which will be substantially as follows:

The rental rates that we will obtain in leases that replace expiring leases are difficult to predict with accuracy, because such future rates will depend on numerous unpredictable factors, including: national and local economic conditions, the term of the lease, the occupancy of the particular property, the total sales and sales per square foot of the property, the supply of and demand for retail space in the submarket, the extent to which the tenant will contribute to common area maintenance costs and real estate taxes, and other factors.

Comment 7:

Please tell us the amount of revenues included in these schedules relating to leases with tenants that have filed for bankruptcy protection and confirm you will disclose this information in future filings.

Response:

In future filings, to the extent that the amount of affected revenues shown in the lease expiration schedules is material, the Company will disclose the amount of revenues that are related to leases with tenants that have filed for bankruptcy protection in footnote disclosure in substantially the following form. The proposed disclosure below sets forth the amount of revenues included in the schedules in the Form 10-K for the year ended December 31, 2010 relating to leases with tenants that had filed for bankruptcy protection as of the date that the Form 10-K was filed.

Footnote (3) to the column labeled “PREIT’s Share of Minimum Rent in Expiring Year” in the table entitled “Retail Lease Expiration Schedule—Non-Anchors”:

Of the amounts shown in this column, $0 of the amount (0.0%) for 2010 and Prior, $139,760 of the amount (0.3%) for 2011, $205,495 of the amount (0.6%) for 2012 and $176,264 of the amount (0.7%) for 2013 is associated with tenants that have filed for bankruptcy protection. As described above under “Item 1A. Risk Factors,” if a tenant files for bankruptcy, the tenant might have the right to reject and terminate its leases, and we cannot be sure that it will affirm its leases and continue to make rental payments in a timely manner. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages in connection with such balances.

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 42

Comment 8:

In future periodic reports, please provide trend disclosure regarding the types of leases you are securing. We note your related disclosure on page 3.

Response:

The Company respectfully notes that the “Results of Operations” section on page 48 of the Form 10-K does include trend disclosure regarding the terms of leases that the Company has entered into as part of the discussion of real estate revenues. In future filings, to the extent that the terms of the leases that the Company is entering into are material to a discussion of its financial results, the Company will continue to include such disclosure.

Reconciliation of GAAP Net Loss to Non-GAAP Measures, page 54

Comment 9:

We note on page 54 that you exclude various items that are not indicative of operating performance, such as non-recurring items that are considered extraordinary under GAAP. Based on the items included in your reconciliation of FFO and Adjusted FFO, these are not non-recurring nor do they meet the criteria as extraordinary under GAAP. Please revise your characterization of these adjustments in future filings. Refer to the guidance in Question 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

In connection with its use of the non-GAAP financial measure of “Funds From Operations” (or “FFO”), and pursuant to Item 10(e)(i)(C) of Regulation S-K, the Company has included in its periodic filings a statement disclosing the reasons why management believes that the measure provides useful information to investors. The Company’s statement in the Form 10-K included reference to FFO and FFO as adjusted, a measure that was presented for the years covered by the Form 10-K. The statement, which included a clause that used the words “non-recurring items,” was not intended to refer specifically to the items that were, in fact, included in determining FFO and FFO as adjusted, but rather to other items that would be included in the determinations if they occur. The Company did not intend to imply that the items that were included in the determinations of FFO and FFO as adjusted were “non-recurring.” For the avoidance of doubt and for clarification in future filings, the Company will delete the reference in its statement to nonrecurring items (assuming that there are none).

The form of disclosure will be as follows:

We believe that FFO is helpful to management and investors as a measure of operating performance because it excludes various items included in net income that do not relate to or are not indicative of operating performance, such as gains on sales of operating real estate and depreciation and amortization of real estate, among others. We believe that Funds From Operations as adjusted is helpful to management and investors as a measure of operating performance because it adjusts FFO to exclude items that management does not believe are indicative of its ongoing operations, such as gains extinguishment of debt and accelerated amortization of deferred financing costs.

Comment 10:

Your reconciliation appears to attach undue prominence to NOI and FFO over GAAP net loss. In order to avoid confusion between NOI and FFO and to comply with Article 10(e)(i)(A) of Regulation S-K, please reconcile each non-GAAP measure separately. Refer to the guidance in Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures addresses the presentation of a “full non-GAAP income statement.” In the Company’s view, the tables on pages 55 and 56 of the Form 10-K constitute a selected or summary income statement, not a non-GAAP income statement.

In connection with the preparation of its Form 10-K for the year ended December 31, 2010, the Company received feedback from shareholders and investment research analysts as part of a process designed to develop a presentation format for this reconciliation table that displayed the information in a user-friendly, logical, accessible and succinct manner. The Company believes that its presentation, which places revenue and expenses at the top, then a subtotal of NOI (in bold), then various expense and other items, which lead to a subtotal of FFO (in bold), followed by additional items to reconcile to net income (loss) (in bold), constitutes informative, useful and easily understandable disclosure. The GAAP measure and the two non-GAAP measures are each shown in bold. The Company also believes that showing the relationship among these measures in a single table is helpful to investors. Separating this table into multiple reconciliation tables will unnecessarily complicate the presentation, will require unnecessary duplication of certain line items involved in both measures, and will ultimately result in a more confusing presentation of this specific information. For the foregoing reasons, in the Company’s view, the format of the tables in the Form 10-K complies with Article 10(e)(i)(A) of Regulation S-K, and the Company’s presentation constitutes more valuable, clear and meaningful disclosure than presenting the line item for the GAAP measure at the top and presenting other line items below it to reconcile to a non-GAAP measure, in multiple tables.

Development and Redevelopment, page 44

Comment 11:

In future periodic reports covering periods where you have completed material developments, please provide disclosure of development costs per square foot. Please also clarify whether leasing costs are included in development costs.

Response:

In future filings, to the extent that the Company has completed material development projects, the Company will provide disclosure regarding development costs and the number of square feet of its projects. The Company respectfully notes that, during and throughout the time that the

Company was engaged in development projects in recent years, it disclosed in its supplemental disclosure its projected costs and the gross leasable area, or GLA, of its development projects. As noted above, the Company furnishes its supplemental to the SEC each quarter via a Current Report on Form 8-K. For an example from a time that the Company was engaged in a development project, please see the table beginning on page 26 of the supplemental disclosure for the three months ended September 30, 2008 in its Current Report on Form 8-K filed on November 7, 2008.

With respect to whether leasing costs are included in development costs, Note 1- “Summary of Significant Accounting Policies—Accounting Policies—Capitalization of Costs” to the Company’s consolidated financial statements describes the Company’s policy, which states that the Company capitalizes salaries, commissions and benefits related to time spent by leasing and legal department personnel involved in originating leases with third-party tenants. This policy applies to expenses in connection with both to development projects and completed and existing properties.

Net Operating Income, page 49

Comment 12:

Refer to your discussion of NOI results on page 50. In future periodic reports, to the extent you have material lease termination fees, please clarify whether those fees are included in NOI.

Response:

The Company’s Form 10-K stated that “NOI (a non-GAAP measure) is derived from real estate revenue (determined in accordance with Generally Accepted Accounting Principles, or “GAAP”) (emphasis added) minus property operating expenses (determined in accordance with GAAP), and includes real estate revenue and operating expenses from properties included in discontinued operations.”

Note 1- “Summary of Significant Accounting Policies—Accounting Policies—Revenue Recognition” to the Company’s consolidated financial statements describes several of the various items that are included in real estate revenue determined in accordance with GAAP, and thus in NOI, including lease termination fees.

Specifically, the Company’s policy states that lease termination fee income is recognized in the period when a termination agreement is signed, collectibility is assured and the Company is no longer obligated to provide space to the tenant.

Hence, lease termination fees are, by definition, included in GAAP real estate revenue, and thus consistently are included in NOI.

***

In connection with the responses to your comments set forth above, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to contact Daniel Pliskin, Senior Corporate Counsel, at (215) 875-0790 or Jonathen Bell, the Company’s Chief Accounting Officer, at (215) 875-0426.

Sincerely,

/s/ Ronald Rubin
Ronald Rubin Chairman and Chief Executive Officer

Cc:	Robert McCadden (PREIT)

Bruce Goldman, Esq. (PREIT)

Howard Blum, Esq. (Drinker Biddle & Reath LLP)

Robert Juelke, Esq. (Drinker Biddle & Reath LLP)

Charles O’Brien (KPMG LLP)